Exhibit 99.7

UNITED UTILITIES PLC

ANNUAL GENERAL MEETING – POLL RESULT

At the Annual General Meeting held on 28 July 2006 at the Bridgewater Hall, Manchester, the following resolutions were duly passed and the result of the poll is shown below:

No.	Resolution	Votes For	Votes Against	Votes Abstaining
1	Receiving the report and accounts	389,237,684	2,302,155	10,086,855
2	Declaring a final dividend	400,922,981	601,528	102,185
3	Approving the directors’ remuneration report	389,914,525	4,622,891	7,089,278
4	Reappointing Philip Green	396,976,418	4,290,450	359,826
5	Reappointing Paul Heiden	399,057,284	2,199,363	370,047
6	Reappointing Sir Peter Middleton	396,328,497	4,937,045	361,152
7	Reappointing Gordon Waters	399,487,121	1,798,927	340,646
8	Reappointing the auditors	393,751,483	2,749,728	5,125,483
9	Remunerating the auditors	397,055,411	2,584,840	1,986,443
10	Authorising the directors to allot shares	391,596,243	9,222,357	808,094
11	Disapplying statutory pre-emption rights	397,397,775	3,345,343	883,576
12	Authorising market purchases of its own shares by the company	400,355,484	925,331	345,879
13	Amending the rules of the Performance Share Plan	397,941,344	2,690,492	994,858
14	Amending the rules of the International Plan	398,087,034	2,491,648	1,048,012

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.